FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒             Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Filing of 2013 Annual Report on Form 20-F

Press Release

TELEFÓNICA: FILING OF 2013 ANNUAL REPORT ON FORM 20-F

Madrid, March 21, 2014.- Telefónica, S.A. filed today with the U.S. Securities and Exchange Commission its annual report on form 20-F for the year ended December 31, 2013. A copy of this report is available on the Company’s website at the shareholders and investors’ section:

http://www.telefonica.com/en/shareholders_investors/html/financyreg/20f.shtml

Moreover, Telefónica’s shareholders -and holders of Telefónica´s American Depositary Shares-may obtain, free of charge, a printed copy of the Company’s complete audited financial statements for the period ended December 31, 2013. For a copy, requests should be addressed to:

Shareholders Office	Investors Relations Department

Ronda de la Comunicación, s/n	Ronda de la Comunicación, s/n
28050 Las Tablas –Madrid-	28050 Las Tablas –Madrid-
SPAIN	SPAIN

Toll free number (calls within Spain):	Tel. +34 91 482 8700
900 111 004	Fax. +34 91 482 8600
Fax: + 334 91 482 7987	Email: ir@telefonica.es
Email: accion.telefonica@telefonica.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 21th , 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors